UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On April 30, 2026 (the “Initial Filing Date”), Sinovac Biotech Ltd. (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”) (File No. 001-32371).

This current report on Form 6-K is furnished solely to correct a typographical error in the sub-numbering of Note 2 to the Consolidated Financial Statements included in the Annual Report (“Note 2”). Specifically, on pages F-13 and F-14 of the Annual Report, the first-level subparagraphs in Note 2 were inadvertently numbered “1” through “10” instead of lettered “A” through “J,” as correctly referenced in the corresponding tables in Note 2 on pages F-15, F-16, F-18, F-19, F-21 and F-22 of the Annual Report. The correct first-level sub-paragraph designations should read “A” through “J.”

Other than the correction of this inadvertent typographical error in Note 2, this current report does not amend, update or restate any other information in the Annual Report and does not reflect events occurring after the Initial Filing Date. No revisions are being made to the Company’s financial statements or any other disclosure contained in the Annual Report.

The Annual Report, as corrected hereby, continues to speak as of the Initial Filing Date.

This current report is incorporated by reference into the Annual Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Nan Wang
Name:	Nan Wang
Title:	Chief Financial Officer

Date: May 7, 2026

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